SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                               Amendment No. 1 on
                                   FORM U5B/A
                             REGISTRATION STATEMENT
                       Filed Pursuant to Section 5 of the
                   Public Utility Holding Company Act of 1935


                                  NiSource Inc.
                -------------------------------------------------
                               Name of Registrant

               Name, Title and Address of Officer to Whom Notices
        and Correspondence Concerning this Statement Should Be Addressed
                               Jeffrey W. Grossman
                          Vice President and Controller
                                  NiSource Inc.
             801 East 86th Avenue, Merrillville, Indiana 46410-6272

4. Certain information as to the registrant and each subsidiary company thereof:

     Item 4 is hereby amended and restated in its entirety:

                    Name of Company                     Organization  State      Type of Business
------------------------------------------------------ -------------- ----- ---------------------------
NiSource Inc.                                          Corporation    DE    Holding company
     NiSource Finance Corp.                            Corporation    IN    Financing subsidiary
     NiSource Capital Markets Inc.                     Corporation    IN    Financing subsidiary
     NIPSCO Capital Trust I                            Business Trust DE    Financing subsidiary
     NiSource Corporate Services Company               Corporation    IN    Management services
     Hamilton Harbour Insurance Services, Ltd.         Corporation    IN    Insurance Services
     Northern Indiana Public Service Company           Corporation    IN    Electric and gas utility
     Kokomo Gas and Fuel Company                       Corporation    IN    Gas utility
          KGF Trading Company                          Corporation    IN    Gas brokering
     Northern Indiana Fuel and Light Company, Inc.     Corporation    IN    Gas utility
          Northern Indiana Trading Company, Inc.       Corporation    IN    Gas brokering and other
                                                                            services
     Bay State Gas Company                             Corporation    MA    Gas utility
          Northern Utilities, Inc.                     Corporation    NH    Gas utility
          Bay State GPE, Inc.                          Corporation    MA    Electric generation
     EnergyUSA, Inc.                                   Corporation    IN    Holding company




                    Name of Company                     Organization  State      Type of Business
------------------------------------------------------ -------------- ----- ---------------------------
          EnergyUSA-TPC Corp.                          Corporation    IN    Gas marketing
          NI Fuel Company, Inc.                        Corporation    IN    Holding company for oil
                                                                            and gas exploration
                                                                            investments
               Bristol Resources Production Company,   LLC            DE    Oil and Gas exploration
               L.L.C.                                                       and production
          NI-TEX, Inc.                                 Corporation    IN    Holding Company
               Laredo Nueces Pipeline Company          Corporation    TX    Intrastate gas pipeline
          NI-TEX Gas Services, Inc.                    Corporation    DE    Holding Company
               MidTex Gas Storage Company, L.L.P.      LLP            TX    Gas storage and
                                                                            intrastate pipeline
          EnergyUSA, Inc. (MA)                         Corporation    MA    Propane Company
          EnergyUSA Retail, Inc.                       Corporation    IN    Retail Gas Marketing
          NI Energy Services Transportation, Inc.      Corporation    IN    Gas pipeline
     NiSource Pipeline Group, Inc.                     Corporation    IN    Holding company
          PNGTS Holding Corp.                          Corporation    MA    Holding company
               Portland Natural Gas Transmission       General        ME    Interstate gas pipeline
               System                                  Partnership
          Granite State Gas Transmission Inc.          Corporation    NH    Interstate gas pipeline
               Natural Gas Development Inc.            Corporation    MA    Holding company
                    Portland Natural Gas               General        ME    Interstate gas pipeline
                    Transmission System                Partnership
     NI Energy Services, Inc.                          Corporation    IN    Holding company
          Crossroads Pipeline Company                  Corporation    IN    Interstate gas pipeline
     Primary Energy, Inc.                              Corporation    IN    Arranges energy-related
                                                                            projects
          Harbor Coal Company                          Corporation    IN    Holding company
               PCI Associates                          General        IN    Coal pulverization
                                                       Partnership          project company
          Lakeside Energy Corporation                  Corporation    IN    Power generation project
                                                                            company
          North Lake Energy Corporation                Corporation    IN    Power generation project
                                                                            company
          Portside Energy Corporation                  Corporation    IN    Power generation project
                                                                            company
          Cokenergy, Inc.                              Corporation    IN    Power generation project
                                                                            company
          Ironside Energy LLC                          LLC            IN    Power generation project
                                                                            company
          Whiting Clean Energy, Inc.                   Corporation    IN    Power generation project
                                                                            company


                                       2


                    Name of Company                     Organization  State      Type of Business
------------------------------------------------------ -------------- ----- ---------------------------
     NiSource Energy Technologies, Inc.                Corporation    IN    Holding company
          MOSAIC Energy, LLC                           LLC            DE    Fuel cell development
     NiSource Development Company, Inc.                Corporation    IN    Holding company
          SunPower Corporation                         Corporation    CA    Silicon-based semi-
                                                                            conductor products
          South Works Power Company                    Corporation    IN    Holds a lease
          N Squared Aviation, LLC                      LLC            DE    Aircraft leasing
          NDC Douglas Properties, Inc.                 Corporation    IN    Holds investments in
                                                                            affordable housing
                                                                            projects
          Customer Information Services, Inc.          Corporation    IN    Consulting services for
                                                                            customer information
                                                                            systems
          JOF Transportation Company                   Corporation    IN    Holding company
               Illinois Indiana Development Company,   LLC            IL    Rail freight venture
               LLC
               Chicago SouthShore & South Bend         General        IN    Rail freight venture
               Railroad Co.                            Partnership
          KOGAF Enterprises, Inc.                      Corporation    IN    Real estate investments
          Cardinal Property Management, Inc.           Corporation    IN    Real estate services
          Lake Erie Land Company                       Corporation    IN    Commercial and
                                                                            residential real estate
                                                                            development
               SCC Services, Inc.                      Corporation    IN    Commercial and
                                                                            residential real estate
                                                                            services
     Columbia Energy Group                             Corporation    DE    Holding company
          Columbia Gas Transmission Corporation        Corporation    DE    Gas pipeline and storage
               Millennium Pipeline Company, L.P.       LP             DE    Proposed gas pipeline
               Millennium Pipeline Management          LLC            DE    Management services
               Company, L.L.C.
          Columbia Gulf Transmission Company           Corporation    DE    Gas pipeline and storage
          Columbia Energy Group Service Corporation    Corporation    KY    Service Company
          Columbia Gas of Kentucky, Inc.               Corporation    KY    Gas utility
          Columbia Gas of Maryland, Inc.               Corporation    DE    Gas utility
          Columbia Gas of Ohio, Inc.                   Corporation    OH    Gas utility
          Columbia Gas of Pennsylvania, Inc.           Corporation    PA    Gas utility
          Columbia Gas of Virginia, Inc.               Corporation    VA    Gas utility
          Columbia Insurance Corporation, Ltd.         Corporation  Bermuda Insurance Group
          Columbia Finance Corporation                 Corporation    DE    Holding Company


                                       3


                    Name of Company                     Organization  State      Type of Business
------------------------------------------------------ -------------- ----- ---------------------------
               Columbia Accounts Receivable            Corporation    DE    Purchase and sale of
               Corporation                                                  trade receivables
          Columbia Pipeline Corporation                Corporation    DE    Operates pipeline and
                                                                            gathering facilities
               Columbia Deep Water Services Company    Corporation    DE    Gas Pipeline Development
          Columbia Energy Group Capital Corporation    Corporation    DE    Holding Company
               Tristar Gas Technologies, Inc.          Corporation    DE    Holding Company
                    EnerTek Partners, L.P.             LP             DE    New Energy Business
                                                                            Technology
          Columbia Transmission Communications         Corporation    DE    Telecommunications and
          Corporation                                                       information services
               CNS Microwave, Inc.                     Corporation    DE    Telecommunications and
                                                                            information services
          Columbia Network Services Corporation        Corporation    DE    Holding Company
          Columbia Energy Resources, Inc.              Corporation    DE    Holding company
               Hawg Hauling & Disposal, Inc.           Corporation    WV    Brine hauling and
                                                                            disposal services
               Columbia Natural Resources, Inc.        Corporation    TX    Exploration &
                                                                            Production of Natural
                                                                            Gas
               Alamco-Delaware, Inc.                   Corporation    DE    Exploration &
                                                                            Production of Natural
                                                                            Gas
               Columbia Natural Resources Canada,      Corporation Alberta, Exploration &
               Ltd.                                                 Canada  Production of Natural
                                                                            Gas
          Columbia Atlantic Trading Corporation        Corporation    DE    Gas-related ventures
          Columbia LNG Corporation                     Corporation    DE    Owning and operating
                                                                            LNG storage and
                                                                            transportation facilities
          Columbia Energy Services Corporation         Corporation    DE    Energy-related services
               Columbia Service Partners, Inc.         Corporation    DE    Energy-related services
                    Columbia Assurance Agency          Corporation    OH    Insurance business
                    Inc.
          Columbia Electric Remainder Corporation      Corporation    DE    Holding Company

                        INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amount at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in Item 8.

             Item 9 is hereby amended and restated in its entirety:

                             AS OF DECEMBER 31, 2000

                                                                              ORIGINAL     BOOK
RECORD BENEFICIAL                              TYPE OF SECURITY   SHARES OR     COST       VALUE
OWNER                    ISSUING COMPANY        AND PAR VALUE    UNITS HELD     (IN THOUSANDS)
---------------------------------------------------------------------------------------------------
Columbia Energy Group    Columbia Gas of        Common Stock,      952,248      79,510      83,128
                           Kentucky, Inc.       $25 Par Value
Columbia Energy Group    Columbia Gas of        Common Stock,        2,883      23,571      24,552
                           Maryland, Inc.       $25 Par Value
Columbia Energy Group    Columbia Gas of Ohio,  Common Stock,    4,769,585     326,882     368,383
                           Inc.                 $25 Par Value
Columbia Energy Group    Columbia Gas of        Common Stock,    1,805,112     174,847     185,990
                           Pennsylvania, Inc.   $25 Par Value
Columbia Energy Group    Columbia Gas of        Common Stock,    1,306,106     163,010     173,227
                           Virginia, Inc.       $50 Par Value
Columbia Energy Group    Columbia Gas           Common Stock,        1,934     996,057   1,029,404
                           Transmission         $25 Par Value
                           Corporation
Columbia Energy Group    Columbia Gulf          Common Stock,        1,933     106,575     108,556
                           Transmission         $10 Par Value
                           Company
Columbia Energy Group    Columbia Pipeline      Common Stock,            1         784         891
                           Corporation          $1 Par Value
Columbia Energy Group    Columbia Atlantic      Common Stock,          308      22,475       1,463
                           Trading Corporation  $10 Par Value
Columbia Energy Group    Columbia Energy Group  Common Stock,        3,000         300         300
                           Service Corporation  $100 Par Value
Columbia Energy Group    Columbia LNG           Common Stock,        3,519      66,653       6,307
                           Corporation          $1.14 Par Value
Columbia Energy Group    Columbia Energy        Common Stock,            3     165,034     176,249
                           Resources, Inc.      $1 Par Value
Columbia Energy Group    Columbia Network       Common Stock,          900       3,214       3,202
                           Services Corporation $10,000 Par Value
Columbia Energy Group    Columbia Insurance     Common Stock,        4,800       2,236       2,051
                           Corporation, Ltd.    $25 Par Value
Columbia Energy Group    Columbia Energy        Common Stock,      421,657    (144,134)   (145,255)
                           Services Corporation $10 Par Value
Columbia Energy Group    Columbia Energy Group  Common Stock,       40,001       1,077       1,033
                           Capital Corporation  $25 Par Value
Columbia Energy Group    Columbia Finance       Common Stock,           10       7,564       7,705
                           Corporation          $.01 Par Value
Columbia Energy Group    Columbia Electric      Common Stock,            1     (18,783)    (17,422)
                           Remainder            $.01 Par Value
                           Corporation
Columbia Energy Group    Columbia Transmission  Common Stock,            1     125,345     124,533
                           Communications       $0 Par Value
                           Corporation
Columbia Energy Group    TriStar Gas            Common Stock,       40,000       2,000       1,004
  Capital Corporation      Technologies, Inc.   $25 Par Value
Columbia Energy          Columbia Service       Common Stock,        3,000       2,000       2,556
  Services Corporation     Partners, Inc.       $1 Par Value


                                       5


                                                                              ORIGINAL     BOOK
RECORD BENEFICIAL                              TYPE OF SECURITY   SHARES OR     COST       VALUE
OWNER                    ISSUING COMPANY        AND PAR VALUE    UNITS HELD     (IN THOUSANDS)
---------------------------------------------------------------------------------------------------
Columbia Service         Columbia Assurance     Common Stock,          850           0           0
  Partners, Inc.           Agency, Inc.         $1 Par Value
Columbia Finance         Columbia Accounts      Common Stock,       70,000       7,000       6,928
  Corporation              Receivable           $.01 Par Value
                           Corporation
Primary Energy, Inc.     Harbor Coal Company    Common Stock,        1,000           1      (3,345)
                                                $0 Par Value
Primary Energy, Inc.     Lakeside Energy        Common Stock,        1,000           1       7,396
                           Corporation          $0 Par Value
Primary Energy, Inc.     North Lake Energy      Common Stock,        1,000           1      (5,597)
                           Corporation          $0 Par Value
Primary Energy, Inc.     Portside Energy        Common Stock,        1,000           1       2,473
                           Corporation          $0 Par Value
Primary Energy, Inc.     Cokenergy, Inc.        Common Stock,        1,000           1       3,348
                                                $0 Par Value
Primary Energy, Inc.     Ironside Energy LLC    Units of               100           1           1
                                                Membership
Primary Energy, Inc.     Whiting Clean Energy,  Common Stock,        1,000       1,000           0
                           Inc.                 $0 Par Value
Northern Indiana Fuel    Northern Indiana       Common Stock,        1,000           1       3,416
  and Light Company, Inc.  Trading Company,     $0 Par Value
                           Inc.
Kokomo Gas and Fuel      KGF Trading Company    Common Stock,          100           0           0
  Company                                       $0 Par Value
Bay State Gas Company    Northern Utilities,    Common Stock,          100     109,063     108,500
                           Inc.                 $10 Par Value
Bay State Gas Company    Bay State GPE, Inc.    Common Stock,        1,000         193         162
                                                $1 Par Value
NiSource Inc.            Northern Indiana       Common Stock,   73,282,258     872,013   1,188,612
                           Public Service       $0 Par Value
                           Company
NiSource Inc.            NI Energy Services,    Common Stock,        1,000       2,888     (11,435)
                           Inc.                 $0 Par Value
NiSource Inc.            NiSource Development   Common Stock,        1,000           1     (75,526)
                           Company, Inc.        $0 Par Value
NiSource Inc.            NiSource Capital       Common Stock,        1,000       1,000      32,712
                           Markets Inc.         $1,000 Par Value
NiSource Inc.            Kokomo Gas and Fuel    Common Stock,      478,248      46,170      35,839
                           Company              $0 Par Value
NiSource Inc.            Northern Indiana Fuel  Common Stock,      275,000      30,674      42,992
                           and Light Company,   $10 Par Value
                           Inc.
NiSource Inc.            NiSource Corporate     Common Stock,        1,000           1           1
                           Services Company     $0 Par Value
NiSource Inc.            Hamilton Harbour       Common Stock,        1,000           1          (2)
                           Insurance Services,  $0 Par Value
                           Ltd.
NiSource Inc.            Primary Energy, Inc.   Common Stock,        1,000           1       3,485
                                                $0 Par Value
NiSource Inc.            Bay State Gas Company  Common Stock,          100     523,772     548,893
                                                $1 Par Value
NiSource Inc.            EnergyUSA, Inc.        Common Stock,        1,000       9,356     (31,682)
                                                $0 Par Value
NiSource Inc.            NiSource Pipeline      Common Stock,        1,000      15,962        (179)
                           Group, Inc.          $0 Par Value
NiSource Inc.            Columbia Energy Group  Common Stock,   79,335,743   1,911,430   2,085,915
                                                $.01 Par Value
NiSource Inc.            NiSource Finance Corp. Common Stock,          100           1     (42,263)
                                                $0 Par Value


                                       6


                                                                              ORIGINAL     BOOK
RECORD BENEFICIAL                              TYPE OF SECURITY   SHARES OR     COST       VALUE
OWNER                    ISSUING COMPANY        AND PAR VALUE    UNITS HELD     (IN THOUSANDS)
---------------------------------------------------------------------------------------------------
NiSource Inc.            NiSource Energy        Common Stock,          100           1           1
                           Technologies, Inc.   $0 Par Value
Columbia Pipeline        Columbia Deep Water    Common Stock,            1         826         826
  Corporation              Services Company     $.01 Par Value
Columbia Energy          Columbia Natural       Common Stock,            2     169,854     169,854
  Resources, Inc.          Resources, Inc.      $25 Par Value
Columbia Energy          Hawg Hauling &         Common Stock,          900       1,202       1,202
  Resources, Inc.          Disposal, Inc.       $100 Par Value
Columbia Energy          Alamco-Delaware, Inc.  Common Stock,          100       7,139       7,139
  Resources, Inc.                               $.01 Par Value
Columbia Energy          Columbia Natural       Common Stock,            5      25,927      25,927
  Resources, Inc.          Resources Canada,    $0 Par Value
                           Ltd.
NI Energy Services, Inc. Crossroads Pipeline    Common Stock,        1,000           1      (8,798)
                           Company              $0 Par Value
NiSource Development     Cardinal Property      Common Stock,        1,000           1         (25)
  Company, Inc.            Management, Inc.     $0 Par Value
NiSource Development     Customer Information   Common Stock,        1,000           1          95
  Company, Inc.            Services, Inc.       $0 Par Value
NiSource Development     JOF Transportation     Common Stock,        1,000           1       4,376
  Company, Inc.            Company              $0 Par Value
NiSource Development     Lake Erie Land         Common Stock,        1,000      93,601      72,485
  Company, Inc.            Company              $0 Par Value
NiSource Development     NDC Douglas            Common Stock,        1,000           1       6,590
  Company, Inc.            Properties, Inc.     $0 Par Value
NiSource Development     KOGAF Enterprises,     Common Stock,          100       2,109         (47)
  Company, Inc.            Inc.                 $0 Par Value
NiSource Development     South Works Power      Common Stock,        1,000           1           1
  Company, Inc.            Company              $0 Par Value
EnergyUSA, Inc. (IN)     EnergyUSA-TPC Corp.    Common Stock,          100           1      26,053
                                                $0 Par Value
EnergyUSA, Inc. (IN)     EnergyUSA Retail, Inc. Common Stock,        1,000           1      (6,347)
                                                $0 Par Value
EnergyUSA, Inc. (IN)     EnergyUSA, Inc. (MA)   Common Stock,       10,000          10       9,570
                                                $1 Par Value
EnergyUSA, Inc. (IN)     NI-TEX Gas Services,   Common Stock,        1,120       5,874       8,799
                           Inc.                 $2 Par Value
EnergyUSA, Inc. (IN)     NI-TEX, Inc.           Common Stock,        1,000       1,000      (1,464)
                                                $0 Par Value
EnergyUSA, Inc. (IN)     NI Energy Services     Common Stock,        1,000           0         311
                           Transportation, Inc. $0 Par Value
EnergyUSA, Inc. (IN)     NI Fuel Company, Inc.  Common Stock,        1,000      23,455     (12,883)
                                                $0 Par Value
NiSource Pipeline Group, Granite State Gas      Common Stock,       29,900          30      14,707
  Inc.                     Transmission, Inc.   $1 Par Value
NiSource Pipeline Group, PNGTS Holding Corp.    Common Stock,        1,000           0      (1,722)
  Inc.                                          $0 Par Value
Granite State Gas        Natural Gas            Common Stock,       10,000      17,173      15,957
  Transmission, Inc.       Development, Inc.    $1 Par Value
Lake Erie Land Company   SCC Services, Inc.     Common Stock,        1,000          58      (2,039)
                                                $0 Par Value

NOTE: This Item does not include companies deemed to be inactive, immaterial or those to be sold.

                         INVESTMENTS IN OTHER COMPANIES

10. Give a tabulation showing all investment of the registrant and each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also, show all other investments of the registrant and each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning investment or an amount in excess of $25,000 (whichever amount is the lesser). Give the principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and the amount at which the same are carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in
Item 8.

             Item 10 is hereby amended and restated in its entirety:

     (a) Investment of the registrant and each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant: NONE.

     (b) All other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise as of December 31, 2000:


       INVESTOR                  INVESTEE         TYPE OF INVESTMENT     QUANTITY  ORIGINAL COST  BOOK VALUE
                                                                                      (000S)        (000S)
------------------------------------------------------------------------------------------------------------
Columbia Gas             Millennium Pipeline      Limited Partnership        N/A        27,206      27,206
  Transmission             Company, L.P.          (47.5%)
  Corporation
Columbia Gas             Millennium Pipeline      LLC membership             N/A           273         273
  Transmission             Management Company,    interest (47.5%)
  Corporation              L.L.C.
NiSource Development     Utech Climate Challenge  Limited Partnership        N/A         2,000       2,016
  Company, Inc.            Fund, L.P.             (7.87%)
NiSource Development     CID Ventures, L.P.       Limited Partnership        N/A           406         406
  Company, Inc.                                   (2.03%)
NiSource Development     CID Equity Capital, L.P. Limited Partnership        N/A         1,668       1,668
  Company, Inc.                                   (3.67%)
NiSource Development     Nth Power Technologies   Limited Partnership        N/A         1,024       1,024
  Company, Inc.            Fund II, L.P.          (4.1%)
NiSource Development     Waste Recovery Inc.      Common Shares        1,100,000         1,342       1,342
  Company, Inc.
NiSource Development     Corning Incorporated     Common Shares           23,796           192         192
  Company, Inc.                                   (.003%)
NiSource Development     Quest Diagnostics        Common Shares            2,241            22          22
  Company, Inc.            Incorporated           (.002%)
NiSource Development     Covance Inc.             Common Shares            4,483            66          66
  Company, Inc.                                   (.0075%)
NiSource Development     N Squared Aviation, LLC  LLC membership             N/A           (29)        (29)
  Company, Inc.                                   interest (33%)
NiSource Development     SunPower Corporation     Common Shares        1,055,194         1,653       1,653
  Company, Inc.                                   (17.09%)
Columbia Energy          Clarksburg Gas Limited   Limited Partnership        N/A           281         281
  Resources, Inc.          Partnership            (2%)


                                       8


       INVESTOR                  INVESTEE         TYPE OF INVESTMENT     QUANTITY  ORIGINAL COST  BOOK VALUE
                                                                                      (000S)        (000S)
------------------------------------------------------------------------------------------------------------
Tristar Gas              EnerTek Partners, L.P.   Limited Partnership        N/A           630         630
  Technologies, Inc.                              (16.54%)
Harbor Coal Company      PCI Associates           Partnership (50%)          N/A       (22,891)     (4,240)
JOF Transportation       Chicago SouthShore &     General Partnership        N/A        (4,212)      5,736
  Company                  South Bend Railroad Co.(40%)
JOF Transportation       Illinois Indiana         LLC membership             N/A            69          21
  Company                  Development Company,   interest (40%)
                           LLC
NDC Douglas Properties,  Bittersweet, L.P.        Limited Partnership        N/A         2,400       2,491
  Inc.                                            (98%)
NDC Douglas Properties,  Creekside, L.P.          Limited Partnership        N/A         1,197       1,105
  Inc.                                            (99%)
NDC Douglas Properties,  Douglas Pointe, L.P.     Limited Partnership        N/A         3,238       2,715
  Inc.                                            (99%)
NDC Douglas Properties,  Douglas Pointe II, L.P.  Limited Partnership        N/A         2,551       3,613
  Inc.                                            (99%)
NDC Douglas Properties,  Douglas Pointe III, L.P. Limited Partnership        N/A           582         766
  Inc.                                            (99%)
NDC Douglas Properties,  Dunedin, L.P.            Limited Partnership        N/A           942       1,648
  Inc.                                            (99%)
NDC Douglas Properties,  Dunedin II, L.P.         Limited Partnership        N/A           162       2,093
  Inc.                                            (99%)
NDC Douglas Properties,  Hebron Pointe, L.P.      Limited Partnership        N/A           645         705
  Inc.                                            (99%)
NDC Douglas Properties,  House Investments, L.P.  Limited Partnership        N/A           875         970
  Inc.                                            (99%)
NDC Douglas Properties,  House Investments II,    Limited Partnership        N/A           272         597
  Inc.                     L.P.                   (99%)
NDC Douglas Properties,  Kingsmill, L.P.          Limited Partnership        N/A         1,085       3,854
  Inc.                                            (100%)
NDC Douglas Properties,  Plymouth Pointe, L.P.    Limited Partnership        N/A         1,225       2,177
  Inc.                                            (99%)
NDC Douglas Properties,  Prestwick Square, L.P.   Limited Partnership        N/A         4,105       2,213
  Inc.                                            (98%)
NDC Douglas Properties,  Robertson, L.P.          Limited Partnership        N/A           239       4,857
  Inc.                                            (99%)
NDC Douglas Properties,  Woodland Crossing, L.P.  Limited Partnership        N/A         1,288       1,786
  Inc.                                            (98%)
NI Fuel Company, Inc.    Bristol Resources        LLC membership             N/A        21,671      15,977
                           Production Company,    interest (64%)
                           L.L.C.
NI-TEX, Inc.             Laredo Nueces Pipeline   Common Shares              N/A           (2)       1,264
                           Company                (50%)
NI-TEX Gas Services,     MidTex Gas Storage       LLC membership             N/A         1,084       7,034
  Inc.                     Company, L.L.C.        interest (31%)
NiSource Energy          MOSAIC Energy, LLC       LLC membership             N/A             0           0
  Technologies, Inc.                              interest (32.6%)
PNGTS Holding Corp.      Portland Natural Gas     Partnership (9.5%)         N/A         8,534     8,272.5
                           Transmission System
Natural Gas              Portland Natural Gas     Partnership (9.5%)         N/A         8,534     8,272.5
  Development, Inc.        Transmission System

NOTE: This item does not include companies deemed to be inactive, immaterial or those to be sold.

                           EXHIBITS TO AMENDMENT NO. 1

EXHIBIT G. Furnish a copy of each annual report that the registrant and each public utility subsidiary company thereof shall have filed with any State Commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed," provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

EXHIBIT        DESCRIPTION
G-1            2000 Annual Report of Northern Indiana on FERC Form 1 (Electric)
               to the Federal Energy Regulatory Commission (filed herewith as
               Exhibit G-1 on Form S-E).

G-2 2000 Annual Report of Northern Indiana on FERC Form No. 2 to the Indiana Utility Regulatory Commission (filed herewith as Exhibit G-2 on Form SE).

G-3 2000 Class A-B Private Gas Utility Annual Report of Kokomo to the Indiana Utility Regulatory Commission (previously filed).

G-4 2000 Class A-B Private Gas Utility Annual Report of NIFL to the Indiana Utility Regulatory Commission (previously filed).

G-5 2000 Return of the Company of Bay State to the Commonwealth of Massachusetts Department of Telecommunications & Energy (filed herewith as Exhibit G-5 on Form SE).

G-6 2000 Annual Report on FERC Form 2-A of Northern to the Maine Public Utilities Commission (filed herewith as Exhibit G-6 on Form SE).

G-7 2000 Annual Report of Northern to the New Hampshire Public Utilities Commission (filed herewith as Exhibit G-7 on Form SE).

G-8 2000 Annual Report on FERC Form No. 2of Columbia Gas of Kentucky, Inc., to the Commonwealth of Kentucky Public Service Commission (previously filed).

G-9 2000 Annual Report of Columbia Gas of Maryland, Inc., to the Public Service Commission of Maryland (previously filed).

EXHIBIT        DESCRIPTION
G-10           2000 Annual Report of Columbia Gas of Ohio, Inc., to the Public
               Utilities Commission of Ohio (filed herewith as Exhibit G-10 on
               Form SE).

G-11 2000 Annual Report of Columbia Gas of Pennsylvania, Inc., to the Pennsylvania Public Utility Commission (filed herewith as Exhibit G-11 on Form SE).

G-12 2000 Annual Report on FERC Form No. 2 of Columbia Gas of Virginia, Inc., to the State Corporation Commission of Virginia (previously filed).


Exhibit I   Other U5S Information for Columbia Energy Group

I Other U5S Information for Columbia Energy Group (amendment filed herewith).

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City of Merrillville and State of Indiana on the 8th day of June, 2001.

                                        NISOURCE INC.


                                        By: /s/ Jeffrey W. Grossman
                                           -------------------------------
                                        Name:  Jeffrey W. Grossman
                                        Title: Vice President and Controller

(Seal)
Attest:

/s/ Gary Pottorff
-------------------------------
Name of Officer:  Gary Pottorff
Title:  Secretary

                                  VERIFICATION

State of Indiana
County of Lake

The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated June 8, 2001, for and on behalf of NiSource Inc., that he is the Vice President and Controller of such company and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                        /s/ Jeffrey W. Grossman
                                        -------------------------------
                                        Name: Jeffrey W. Grossman

(OFFICIAL SEAL)
Subscribed and sworn to before me, a notary public this 8th day of June, 2001


/s/ Penny L. Kljajic
-------------------------------
Name:  Penny L. Kljajic

My commission expires 11/21/2001

                  INDEX OF EXHIBITS INCLUDED IN AMENDMENT NO. 1

EXHIBIT        DESCRIPTION
G-1            2000 Annual Report of Northern Indiana on FERC Form 1 (Electric)
               to the Federal Energy Regulatory Commission (filed herewith as
               Exhibit G-1 on Form S-E).

G-2 2000 Annual Report of Northern Indiana on FERC Form No. 2 to the Indiana Utility Regulatory Commission (filed herewith as Exhibit G-2 on Form SE).

G-3 2000 Class A-B Private Gas Utility Annual Report of Kokomo to the Indiana Utility Regulatory Commission (previously filed).

G-4 2000 Class A-B Private Gas Utility Annual Report of NIFL to the Indiana Utility Regulatory Commission (previously filed).

G-5 2000 Return of the Company of Bay State to the Commonwealth of Massachusetts Department of Telecommunications & Energy (filed herewith as Exhibit G-5 on Form SE).

G-6 2000 Annual Report on FERC Form 2-A of Northern to the Maine Public Utilities Commission (filed herewith as Exhibit G-6 on Form SE).

G-7 2000 Annual Report of Northern to the New Hampshire Public Utilities Commission (filed herewith as Exhibit G-7 on Form SE).

G-8 2000 Annual Report on FERC Form No. 2of Columbia Gas of Kentucky, Inc., to the Commonwealth of Kentucky Public Service Commission (previously filed).

G-9 2000 Annual Report of Columbia Gas of Maryland, Inc., to the Public Service Commission of Maryland (previously filed).

G-10 2000 Annual Report of Columbia Gas of Ohio, Inc., to the Public Utilities Commission of Ohio (filed herewith as Exhibit G-10 on Form SE).

G-11 2000 Annual Report of Columbia Gas of Pennsylvania, Inc., to the Pennsylvania Public Utility Commission (filed herewith as Exhibit G-11 on Form SE).

EXHIBIT        DESCRIPTION
G-12           2000 Annual Report on FERC Form No. 2 of Columbia Gas of
               Virginia, Inc., to the State Corporation Commission of Virginia
               (previously filed).

I Other U5S Information for Columbia Energy Group (amendment filed herewith).